Securities and Exchange Commission
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
                        (Amendment No. 4)
            Under the Securities Exchange Act of 1934

                Universal Capital Management, Inc.
                  _____________________________
                        (Name of Issuer)

              Common Stock, par value $.001 per share
                  _________________________________
                 (Title of Class of Securities)

                           913393 10 4
                       ____________________
                         (CUSIP Number)

                          David M. Bovi
                       319 Clematis Street
                            Suite 700
                 West Palm Beach, Florida  33401

                          (561) 655-0665
                       _____________________

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          December 18, 2006
         ________________________________________________


     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________
1)   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     David M. Bovi
______________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group
     (a)  _______
     (b)
______________________________________________________________________
3)   SEC Use Only

______________________________________________________________________
4)   Source of Funds

______________________________________________________________________
5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
______________________________________________________________________
6)   Citizenship or Place of Organization

     United States of America
______________________________________________________________________
Number of Shares    7)   Sole Voting Power             229,000
Beneficially Owned
By Each Reporting
                    __________________________________________________
Person With         8)   Shared Voting Power           ________

                    __________________________________________________
                    9)   Sole Dispositive Power        229,000

                    __________________________________________________
                    10)  Shared Dispositive Power      ________

______________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     229,000
______________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                              [  ]
______________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)
     4.21%
______________________________________________________________________
14)  Type of Reporting Persons (See Instructions)

     IN
______________________________________________________________________

Item 1.   Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Universal Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.

Item 2.   Identity and Background.

This statement is filed on behalf of David M. Bovi, a shareholder
of  the  Issuer.   Mr. Bovi's business address  is  319  Clematis
Street, Suite 700, West Palm Beach, Florida 33401. Mr. Bovi is an attorney at David M. Bovi, P.A.

During the last five years, Mr. Bovi was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bovi is a citizen of the United States of America.


Item 5.   Interest in Securities of the Issuer.

Mr. Bovi owns 229,000 shares of the Issuer's common stock which represents 4.21% of the Issuer's outstanding common stock at December 19, 2006 (based upon 5,438,274 shares outstanding on December 13, 2006 as reported in the Issuer's Form 10-Q for the quarter ended October 31, 2006. Mr. Bovi has the sole power to vote and the sole power to dispose of such shares.

Mr. Bovi entered into a private Stock Purchase Agreement with Pan Florida Land Development, Inc. dated December 18, 2006. Pursuant to that Agreement, Mr. Bovi sold 271,000 shares of common stock of the Issuer to Pan Florida Land Development, Inc.at the price of $.60 per share.

As of December 18, 2006, Mr. Bovi ceased to be the beneficial owner of more than 5% of the Issuer's common stock.

Item 7    Material to be Filed as Exhibits

Exhibit A- Stock Purchase Agreement

Exhibit B- Promissory Note

Exhibit C- Security Agreement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date: December 19, 2006               /s/  David  M. Bovi
                                      _______________________
                                      David M. Bovi

                                                     EXHIBIT "A"

                    STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of the 18th day of December 2006 by and between; Pan Florida Land Development, Inc., a Florida corporation (the "Buyer"); David M. Bovi (the "Seller"); and Law Offices of Scott
A. Mersky, P.A. ("Exchange Agent").

      WHEREAS, the Seller holds restricted shares of common stock
("Common  Stock")  of  Universal  Capital  Management,  Inc.,   a
Delaware corporation (the "Company");

      WHEREAS, the Seller wishes to sell and the Buyer wishes to purchase 271,000 shares of Seller's Common Stock in exchange for $0.60 per share, $162,600 in the aggregate, all pursuant to the terms and conditions of this Agreement;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

     1.0  Transfer of Common Stock.

     1.1 Seller's Transfer of Common Stock. The Seller shall sell and the Buyer shall purchase 271,000 shares of Seller's Common Stock of the Company, pursuant to the terms and conditions set forth herein.

     1.2 Delivery of Common Stock to the Exchange Agent. On the Closing Date (defined in subparagraph 1.5 below), the Seller shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Buyer, the Seller's certificate(s) representing the fully paid and nonassessable shares of Common Stock, along with their properly executed stock powers, bank medallion signature guaranteed, for the consideration described in subparagraph 1.3 below.

     1.3 Delivery of Consideration to the Exchange Agent. As consideration for the transfer of shares of Common Stock described in subparagraph 1.1 above, on the Closing Date, the Buyer shall deliver to the Exchange Agent a 7%, $162,600 promissory note payable to the Seller, which shall be secured by the 271,000 shares of Common Stock described in subparagraph 1.1 above.

     1.4 Exchange Agent Duties. From and after the Closing Date to the earlier to occur of the following (i) the full payment and satisfaction of the promissory note by the Buyer to the Exchange Agent on behalf of the Seller; or
          (ii) the expiration of the promissory note without full payment and satisfaction of the promissory note by the Buyer to the Exchange Agent, the Exchange Agent shall hold the Seller's certificate(s) representing the fully paid and nonassessable shares of Common Stock, along with their properly executed stock powers, bank medallion signature guaranteed. Upon the Exchange Agent's receipt from the Buyer of the funds constituting full payment and satisfaction of the promissory note, the Exchange Agent shall deliver to

          (i) the Seller, all of such funds; (ii) the Buyer, the Seller's certificate(s) representing the fully paid and nonassessable shares of Common Stock, along with their properly executed stock powers, bank medallion signature guaranteed. In the event of the expiration of the promissory note without full payment and satisfaction of the promissory note by the Buyer to the Exchange Agent, the Exchange Agent shall return to the Seller the Seller's certificate(s) representing the fully paid and nonassessable shares of Common Stock, along with their properly executed stock powers, bank medallion signature guaranteed.

     1.5  Closing Date. The closing of the transactions described in  this  Agreement shall be held on December 18,  2006
          (the "Closing Date").

     1.6 Further Assurances. From and after the Closing Date, the Seller and the Buyer shall (i) provide such further assurances to each other, (ii) execute and deliver all such further instruments and papers, (iii) provide such records and information and (iv) take such further action as may be appropriate to carry out the transactions contemplated by and to accomplish the purposes of this Agreement.

     2.0  Representations  and  Warranties  of  the  Seller.  The
          Seller represents and warrants to the Buyer as follows:

     2.1 Title to Shares of Common Stock of the Company. The Seller has good and marketable title to the Common Stock to be transferred to the Buyer pursuant to subparagraph 1.1 of this Agreement. There is no third party lien, claim or interest against such shares, currently or threatened, and such shares are unencumbered.

     2.2 Transferability of Shares of Common Stock of the Company. The Seller has full power and authority to transfer the shares of Common Stock to be transferred to the Buyer pursuant to subparagraph 1.1 of this Agreement, and the execution, delivery and performance of this Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

     2.3  No   Conflict.  The  execution  and  delivery  of  this
          Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Seller is a party or by which the Seller is bound or of any law, ordinance, regulation, decree or order applicable to the Seller, and shall not conflict with any provision of the Company's articles of incorporation, bylaws or other similar documents.

     2.4 Acknowledgment. The Seller acknowledges that the Seller has had the benefit of financial and legal advisors with respect to this Agreement and that the Seller is not relying upon the Buyer or any person on behalf of or retained by the Buyer for any disclosure of information with respect to this Agreement. Notwithstanding, nothing in this subparagraph 2.4 shall be a defense to or mitigation of any breach by the

          Buyer of the Buyer's representations and warranties set forth in this Agreement.

     3.0 Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller as follows:

     3.1 Transferability of Consideration. On the Closing Date, the Buyer shall have full power and authority to transfer to the Seller the consideration to be transferred to the Seller pursuant to this Agreement. The execution, delivery and performance of this Agreement does not require the consent, approval or authorization of any third party, including any governmental authority.

     3.2  No   Conflict.  The  execution  and  delivery  of  this
          Agreement and the consummation of the transactions contemplated hereby shall not result in a breach of, or constitute a default under or a violation of the provisions of any agreement or other instrument to which the Buyer is a party or by which the Buyer is bound or of any law, ordinance, regulation, decree or order applicable to the Buyer.

     3.3 Acknowledgment. The Buyer acknowledges that the Buyer has had the benefit of financial and legal advisors with respect to this Agreement and that the Buyer is not relying upon the Seller or any person on behalf of or retained by the Seller for any disclosure of information with respect to this Agreement. Notwithstanding, nothing in this subparagraph 3.3 shall be a defense to or mitigation of any breach by the Seller of the Seller' representations and warranties set forth in this Agreement.

     3.4 Restrictions on Transfer. Buyer acknowledges that the Common Stock (i) has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), nor pursuant to the provisions of the securities act of any state; and (ii) will be sold without benefit of registration under the federal and state securities acts by reason of specific exemptions from registration provided by such acts. Further, Buyer acknowledges that there are substantial restrictions on the transferability of the Common Stock, as such securities are "restricted", and may not be sold unless such sale is exempt from registration under the Securities Act and applicable state securities laws.

     4.0  Additional Representations and Warranties.

     4.1 Economic Risk; Sophistication. The Buyer and the Seller represent and warrant that they (i) fully understand the nature, scope and duration of this Agreement, and
          (ii) have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of entering into this Agreement, and therefore have the capacity to protect their own interests in connection therewith.

     5.0 Transfer Documents. The Seller and the Buyer shall (i) make such other agreements and execute such other documents as the parties determine necessary to effectuate the transactions contemplated by this Agreement, and (ii) provide the other party with such additional information and documents as may reasonably be requested in connection with the securities exchanged hereunder, including information necessary to substantiate the tax basis of such securities.

     6.0 Mutual Representation and Warranty. The Seller and the Buyer represent and warrant to each other that this Agreement is the legal, valid and binding obligation of each party hereto, enforceable against the Seller or the Buyer, as the case may be, in accordance with the terms hereof.

     7.0  Miscellaneous.

     7.1 Survival of Representations and Warranties; Limitation of Liability. The representations and warranties of each of the parties contained herein shall survive the execution and delivery hereof, and performance of obligations hereunder, and continue in full force and effect forever hereafter (subject to any applicable statutes of limitations).

     7.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties and their respective successors, assigns, heirs or legal representatives, as the case may be.

     7.3 Entire Agreement. This Agreement (including the documents referred to herein and the Schedules hereto) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they related in any way to the subject matter hereof.

     7.4 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient. With respect to the Seller, at 319 Clematis Street, Suite 700, West Palm Beach, Florida 33401. With respect to the Buyer, at 1015 W. Newport Center Drive, Suite 106, Deerfield Beach, Florida 33442. With respect to the Exchange
          Agent,  at  224  Datura Street, Suite 1308,  West  Palm
          Beach, Florida 33401.

          Either party hereto may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

     7.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Florida.

     7.6 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the parties hereto. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     7.7 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     In Witness, the parties have duly executed this Agreement as of the date first above written.

WITNESS:
                                        SELLER:


/S/Cheryl Rummings                      /S/David M. Bovi
Name:Cheryl Rummings                    _________________________
     _______________                    David M. Bovi


WITNESS:
                                        BUYER:


/S/Rita Kozavchinsky                    By:/S/Patrick O'Keefe
Name:Rita Kozavchinsky                  __________________________
     _________________                  Patrick O'Keefe, president



                                        EXCHANGE AGENT:


                                        By:/S/Scott A. Mersky
                                        _________________________
                                        Scott A. Mersky, president

                                                  EXHIBIT "B"



                         PROMISSORY NOTE

     THIS  PROMISSORY NOTE is made as of the 18th day of December
2006  at 319 Clematis Street, Suite 700, West Palm Beach, Florida
33401.

     FOR VALUE RECEIVED, the undersigned Pan Florida Land Development, Inc., a Florida corporation ("Maker"), promises to pay to the order of David M. Bovi ("Payee") the principal sum of One Hundred Sixty Two Thousand Six Hundred Dollars ($162,600) in lawful money of the United States of America with interest calculated on the balance remaining unpaid from time to time at the rate of Seven percent (7.0%) per annum.

     Repayment of the principal sum plus interest shall be made forty-five (45) days from the date hereof. Maker may prepay the principal hereof in whole or in part at any time and from time to time without penalty or premium.

     The obligations of this Promissory Note are fully secured by a Security Agreement entered into on the date hereof between the Maker and the Payee on terms satisfactory to Payee in accordance with the terms therein.

     Maker hereby irrevocably waives presentment, protest, notice of protest, and dishonor. If any principal or interest is not paid within fifteen (15) days of the date when due, the holder hereof, at his option, may declare all remaining installments of principal immediately due and payable and proceed to collect the same at once.

WITNESS:                              MAKER:


/S/Theresa Armour                     By:/S/Patrick O'Keefe
Name:Theresa Armour                   __________________________
     ______________                   Patrick O'Keefe, president

                                                  EXHIBIT "C"

                       SECURITY AGREEMENT

      THIS SECURITY AGREEMENT is made as of the 18th day of December 2006 at 319 Clematis Street, Suite 700, West Palm Beach, Florida, by and between Pan Florida Land Development, Inc., a Florida corporation ("Maker") and David M. Bovi ("Payee"). Concurrently with the execution of this security agreement ("Agreement"), Maker is executing and delivering to Payee a promissory note (the "Note") of even date hereof, in the principal amount of One Hundred Sixty Two Thousand Dollars ($162,600) and a stock purchase agreement of even date hereof ("Stock Purchase Agreement").

      In order to induce Payee to accept the Note as evidence of such loan, and as further security for the payment by Maker of the Note, Maker has agreed to pledge with Payee the collateral, as described below, on the terms and conditions set forth below.

In consideration of the premises, the parties agree as follows:

     1. As security for the payment of the Note by Maker to Payee, Maker pledges, assigns and delivers to Payee all of the right, title and interest to two hundred seventy-one thousand (271,000) shares ("Shares") of the capital stock of Universal Capital Management, Inc., a Delaware corporation (the "Company"), represented by Certificate Nos. 1442 and 1443 held by the Exchange
          Agent  (defined  in  the  Stock  Purchase   Agreement),
          pursuant to the terms of the Stock Purchase Agreement. All such shares together with any substitutions for
          them  or  additional   share s of any class, pledged or
          intended to be pledged with Payee under this Agreement are here sometimes collectively called the "collateral".

     2. Maker represents, warrants and covenants to and with Payee that Maker is, on this date, the owner, free and clear of all liens, encumbrances and other charges or interests of others, of the abovementioned certificate for Shares; that Maker will not sell, assign, transfer or otherwise dispose of, or mortgage, pledge or otherwise hypothecate, any of such Shares other than described herein; and that Maker has full power and authority to transfer and pledge the Shares stated with Payee as provided herein.

     3. Notwithstanding the provisions of paragraph 2 above, Maker shall have the right to sell, assign, transfer or otherwise dispose of, or mortgage, pledge or otherwise hypothecate, any of such Shares to Payee in connection with Maker's repayment of the principal and interest of the Note pursuant to the terms of the Note.

     4. If no default shall have occurred and be continuing, Maker shall have the right to vote the shares stated and to exercise the other rights and privileges of the owner, but subject to the provisions of paragraph 2 above.

     5. Maker expressly agrees that (i) if, by virtue of a default by Maker under the Note; or (ii) if Maker shall violate or suffer any of the provisions of Section 2 above (called an "event of default"); Payee may, at its election, accelerate the indebtedness in accordance with the terms of the Note or transfer all of the Shares pledged hereto to its name and exercise all rights of owner in respect of such shares, including, without limitation, the right to vote such shares; and Maker irrevocably constitutes and appoints Payee, its attorney-in-fact to effectuate such transfer upon the books of Payee. In addition, Payee shall have all of the rights in respect of the collateral that are accorded it as a secured party under the Uniform Commercial Code. For the purpose of determining what constitutes reasonable notice of any sale of the collateral under the provisions of the Uniform Commercial Code, the parties agree that Thirty (30) days shall be sufficient.

     6. Maker waives demand, notice, protest and notice of acceptance of this Agreement and of all other demands and notices of any description not expressly provided for here that it may lawfully waive. No delay or omission by Payee in exercising any right under this Agreement, and no partial exercise of any right under this Agreement, shall operate as a waiver of such right or of any other right under this Agreement or provided for by law.
          No purported waiver of any right shall be effective unless in writing signed by Payee and no waiver on one occasion shall be construed as a bar to or waiver of any such right on any other occasion. All rights of Payee under this Agreement or by law are cumulative and the exercise of one shall not be construed as a bar to or waiver of any other.

     7. Upon payment in full of the Note, Payee shall transfer and deliver the collateral to Maker or to such other person or persons as Maker may direct, together with any stock power or powers delivered in connection with that by Maker.

     8. Notwithstanding any other provision of this Agreement, all notices and other communications given under or pursuant to this Agreement (hereafter collectively "notices") shall be in writing and shall be addressed to the party to receive them at its address or at such other address as it may later designate as provided below, and shall be sent by registered or certified mail, return receipt requested or any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail). Any party may, by like notice, change its address for receipt of further notices. Notices given in the manner stated shall be deemed given and served when mailed or sent or received.

     9. Maker agrees that he will at any time and from time to time, upon request, execute and deliver such further documents and do such further acts and things as Payee may reasonably request in order to more fully effectuate the purposes of this Agreement.

     10. This Agreement shall be binding upon and shall inure to the benefit of Maker and Payee, and subject to the restrictions set forth in Section 2 above in the case of Maker, Maker's respective legal representatives, successors and assigns.
          This Agreement shall be governed by and construed in accordance with the laws of the state of Florida applicable to agreements made and to be performed wholly within that state. Maker and Payee agree that proper venue shall lie in Palm Beach County, Florida.

      IN WITNESS WHEREOF, the undersigned has executed this Agreement as of date first written above.

Witnesses:
                                   Maker:


/S/Theresa Arnour                     By:/S/ Patrick O'Keefe
Name:Theresa Arnour                   ______________________
     ______________                   Patrick O'Keefe, president

/S/Rita Kozavchinsky
Name: Rita Kozavchinsky
      _________________


/S/Cheryl Rummings                    /S/David M. Bovi
Name:Cheryl Rummings                  ______________________
     _______________                  David M. Bovi















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